UNITED STAT
SECURITIES AND EXCHANC
Washington, D.C.

09056095

OMB APPROVAL
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... January 31, 2007
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ (A)
PART III
amended

SEC FILE NUMBER
8-~~67019~~ 67828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **AUGUST 14, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VIEW PARTNERS CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Ave
New York, NY 10022

RECD S.E.C.
MAR 2 2009
603

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Diaferia & Knice, CPA's, P.C.
(Name - *if individual, state last, first, middle name)*

307 7th Ave	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **View Partners Capital LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public

KAREN A. LUTZ No. 01LU4980073
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEW PARTNERS CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

VIEW PARTNERS CAPITAL LLC

TABLE OF CONTENTS

December 31, 2008

DIAFERIA & KNICE CERTIFIED PUBLIC ACCOUNTANTS

TEL. (212) 741-4255
FAX (212) 741-0810

307 SEVENTH AVENUE, SUITE 903
NEW YORK, NY 10001

Independent Auditors' Report on Financial Statements And Supplementary Information

Managing Members
View Partners Capital LLC

We have audited the accompanying balance sheet of View Partners Capital LLC (the "Company") as of December 31, 2008, and the related statement of operations and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of View Partners Capital LLC as of December 31, 2008, and the changes in its net assets and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Diaferia & Knice, CPAs, P.C.
New York, New York
February 24, 2009

VIEW PARTNERS CAPITAL LLC
BALANCE SHEET
AS OF DECEMBER 31, 2008

ASSETS		
CURRENT		
CASH	$	77,674
ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS		5,000
PREPAID EXPENSES		540
TOTAL CURRENT ASSETS	$	83,214
TOTAL ASSETS	**$**	**83,214**
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE		175
TOTAL CURRENT LIABILITIES	$	175
TOTAL LIABILITIES	$	175
STOCKHOLDERS' EQUITY		
STOCKHOLDERS' CAPITAL		83,039
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**83,214**

SEE ACCOUNTANTS' AUDIT REPORT
ACCOUNTANTS' NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIEW PARTNERS CAPITAL LLC
STATEMENT OF OPERATIONS AND STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2008

REVENUE	$	55,000
TOTAL REVENUE	$	55,000
OPERATING EXPENSES		
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		57,890
TOTAL OPERATING EXPENSES	$	57,890
INCOME FROM OPERATIONS	$	(2,890)
OTHER INCOME (EXPENSE)		
INTEREST INCOME		229
TOTAL OTHER INCOME (EXPENSE)	$	229
INCOME BEFORE INCOME TAXES	$	(2,661)
NET INCOME	**$**	**(2,661)**
STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$	10,700
ADD: 2008 CONTRIBUTED CAPITAL	$	75,000
STOCKHOLDERS' EQUITY, END OF YEAR	**$**	**83,039**

SEE ACCOUNTANTS' AUDIT REPORT
ACCOUNTANTS' NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIEW PARTNERS CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2008

CASH PROVIDED BY OPERATIONS		
NET INCOME (LOSS)	$	(2,661)
ADJUSTMENTS TO NET INCOME - INCREASE (DECREASE)		
INCREASE IN ACCOUNTS RECEIVABLE		(5,000)
INCREASE IN ACCOUNTS PAYABLE		175
INCREASE IN PREPAID EXPENSES		(540)
TOTAL ADJUSTMENTS OF CASH	$	(5,365)
NET CASH PROVIDED BY OPERATIONS	$	(8,026)
CASH PROVIDED BY FINANCING ACTIVITIES		
INCREASE IN CAPITAL CONTRIBUTED		75,000
NET INCREASE (DECREASE) CASH		66,974
CASH BEGINNING OF YEAR		10,700
CASH END OF YEAR	$	77,674

SEE ACCOUNTANTS' AUDIT REPORT

ACCOUNTANTS' NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIEW PARTNERS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note A – Organization

View Partners Capital LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking services, such as private placements of securities and merger & acquisition advisory services for corporate customers. The Company received its FINRA approval for membership on August 14, 2008. The Company's sole member is View Partners LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note B – Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition

Revenues from placement services and merger & acquisition advisory services are recognized when a transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All of the Company's revenues and expenses retain their character and are reported along with the View Partners LLC's revenue and expenses on a combined Partnership Return, which in turn passes through directly to the members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Net Capital Regulatory Requirement

The Company is subject to the SEC Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $77,501 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

Note D – Office Space

The Company and View Partners LLC currently maintain office space at 575 Madison Avenue in New York City. The Company subleases this space from View Partners LLC.

VIEW PARTNERS CAPITAL LLC
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDING DECEMBER 31, 2008

BAD DEBT EXPENSE	$	52
BANK SERVICE CHARGES		90
BROKERS BLANKET BOND		364
CONSULTING FEES		22,378
LEGAL & PROFESSIONAL FEES		12,799
POSTAGE & DELIVERY		17
MISCELLANEOUS EXPENSES		67
OFFICE EXPENSES		778
PUBLISHING SERVICES		1,500
REGULATORY FEES		2,763
RENT EXPENSE		14,325
TELEPHONE EXPENSE		2,580
TRAVEL EXPENSE		177
	$	**57,890**

SEE ACCOUNTANTS' AUDIT REPORT
ACCOUNTANTS' NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS